Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE TO PRESENT PRELIMINARY CLINICAL RESULTS OF RESPIRATORY VIRAL PANEL AT MOLECULAR PATHOLOGY CONFERENCE
- Christine Ginocchio to speak at Association for Molecular Pathology Conference -

Toronto, Ontario, November 13, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that Christine Ginocchio, Ph.D., will speak at the Association for Molecular Pathology (AMP) 2006 Annual Meeting in Orlando on Thursday, November 16th at 9:00AM EST and again at 2:00PM EST. A live audio webcast of this presentation will be available on the newly launched ID-Tag™ website, www. idtag.tmbioscience.com.

Dr. Ginocchio, Director of Clinical Microbiology/Virology, Molecular Diagnostics and HIV Testing Services for the North Shore-Long Island Jewish Health System Laboratories (NSLIJHS), Lake Success, NY, will discuss preliminary results from the clinical trial of Tm Bioscience's ID-Tag™ Respiratory Viral Panel, a proprietary, comprehensive test for the detection of targets representing the significant majority of circulating viruses causing respiratory tract infections, including those important for patient management such as respiratory syncytial virus A and B, influenza A and influenza B, as well as targets important for public health and pandemic surveillance. Dr. Ginocchio is a principle investigator in the clinical trial for the ID-Tag™ Respiratory Viral Panel at NSLIJHS.

“We continue to be encouraged by the results that are being achieved with the ID-Tag™ RVP which are now being reported by our clinical trial investigators,” said Greg Hines, President and CEO of Tm Bioscience. “Now that this product has received the CE Mark in Europe, the ID-Tag™ RVP will go into clinical use and physicians will be more rapidly able to identify the underlying cause of viral respiratory infections.”

The Tm Bioscience ID-Tag(TM) Respiratory Viral Panel (RVP) - Differential Diagnosis Made Easy
The ID-Tag™ RVP from Tm Bioscience is designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases.

Tm Bioscience recently announced that it has received CE marking of the ID-Tag™ RVP in Europe. The Company is now focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States, and is also working towards Health Canada approval.

In January 2006, Tm Bioscience made the ID-Tag™ RVP commercially available as an IUO (Investigational Use Only) device. More recently, the Company has signed distribution agreements for the ID-Tag™ RVP in the Netherlands, Scandinavia and Turkey. Tm anticipates securing additional distribution agreements for the product with the goal of making the test available globally.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts. In particular, statements about the timing of the anticipated launch of ID-Tag™ RVP, its expected role as a cornerstone diagnostic product and as a tool to manage pandemic threats and the expected regulatory status for ID-Tag™ RVP in the United States and Canada, are or involve forward-looking information.

Forward-looking information is based on certain factors and assumptions. In particular, in making the statements in this press release, the Company has assumed that the ID-Tag™ RVP will receive U.S. FDA approval in 2006 or early 2007, that the Company will be able to develop and manufacture sufficient quantities of its ID-Tag™ RVP and that market penetration of ID-Tag™ RVP will be such that it will serve a key role in the management and treatment of patients infected by respiratory viruses. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com

PR CONTACT:
Karl Schmieder
GCI Group
Tel.: 212-537-8047
Email : kschmieder@gcigroup.com